Exhibit 99.3

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

cgi.com/newsroom

CGI reports Q3 Fiscal 2020 results

Q3-F2020 performance highlights

•	Revenue of $3.05 billion, down 2.2% year-over-year or down 3.5% in constant currency;
•	Adjusted EBIT of $448.0 million, down 5.5% year-over-year;
•	Adjusted EBIT margin of 14.7%, down 50 basis points year-over-year;
•	Net earnings of $260.9 million, for a margin of 8.5% and diluted EPS of $1.00;
•	Net earnings excluding specific items* of $308.4 million, for a margin of 10.1% and diluted EPS of $1.18;
•	Cash provided by operating activities of $584.8 million, up $209.6 million, representing 19.2% of revenue;
•	Bookings of $2.84 billion for a book-to-bill of 93% and;
•	Backlog of $22.30 billion or 1.8x annual revenue.

*Specific items in Q3-F2020 include: $18.2 million in acquisition-related and integration costs and $29.3 million in restructuring costs, both net of tax; Specific items in Q3-F2019 include: $27.9 million in acquisition-related and integration costs, net of tax.

Note: All figures in Canadian dollars. Q3-F2020 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements – click here (PDF)

To access the MD&A – click here (PDF)

Montréal, Quebec, July 29, 2020 – CGI (TSX: GIB.A) (NYSE: GIB) reported Fiscal 2020 third quarter results this morning.

“Our Q3 performance continues to reflect the resilience of our company and the strength of our strategy and leadership team,” said President and Chief Executive Officer, George Schindler. “Our strong cash generation in the quarter was driven by the quality of our client relationships and delivery excellence. Looking ahead, we believe market and business conditions for our end-to-end services will gradually improve throughout the rest of this year, and we see expanding opportunities for profitable growth through both build and buy.”

For the third quarter of F2020, the Company reported revenue of $3.05 billion, representing a decrease of $67.1 million, or 2.2% year-over-year. On a constant currency basis, revenue decreased by 3.5% as foreign exchange fluctuations positively impacted revenue by $42.1 million.

Adjusted EBIT was $448.0 million, a decrease of $26.2 million when compared to Q3-F2019. Adjusted EBIT margin of 14.7% is down from 15.2% in the year ago period.

On a GAAP basis, net earnings were $260.9 million in Q3-F2020, and earnings per diluted share were $1.00 compared with $1.12 in Q3-F2019.

When excluding $47.5 million in acquisition related, integration and restructuring costs, net earnings were $308.4 million in Q3-F2020, representing a margin of 10.1%. On the same basis, EPS of $1.18 per diluted share in Q3-F2020 compares with $1.22 in the year ago period.

Bookings were $2.84 billion in Q3-F2020, representing 93.1% of revenue. Over the last twelve months, bookings have totaled $11.78 billion, or 96.6% of revenue. At the end of June 2020, the Company’s backlog stood at $22.30 billion.

Cash provided by operating activities was $584.8 million, or 19.2% of revenue, representing a year-over year increase of $209.6 million. Over the last twelve months, $1.85 billion in cash has been generated by operating activities, or 15.2% of revenue.

In millions of Canadian dollars except earnings per share and where noted	Q3-F2020	Q3-F2019
Revenue	3,052.7	3,119.8
Growth	(2.2)%	6.1%
Growth at constant currency	(3.5)%	6.6%
Adjusted EBIT	448.0	474.2
Margin	14.7%	15.2%
Net earnings	260.9	309.4
Margin	8.5%	9.9%
Net earnings excluding specific items*	308.4	337.2
Margin	10.1%	10.8%
Diluted earnings per share	1.00	1.12
Diluted earnings per share, excluding specific items*	1.18	1.22
Weighted average number of outstanding shares (diluted)	261.4	277.3
Net finance costs	30.7	19.4
Net debt	3,243.5	2,336.1
Net debt to capitalization ratio	28.0%	25.2%
Cash provided by operating activities	584.8	375.2
Days sales outstanding (DSO)	48	52
Return on invested capital (ROIC)	13.0%	15.0%
Return on equity (ROE)	17.3%	18.1%
Bookings	2,841	2,951
Backlog	22,295	22,418

**Specific items in Q3-F2020 include: $18.2 million in acquisition-related and integration costs and $29.3 million in restructuring costs, both net of tax; Specific items in Q3-F2019 include: $27.9 million in acquisition-related and integration costs, net of tax;

At the end of June, net debt stood at $3.2 billion dollars, representing a net debt-to-capitalization ratio of 28.0%, up from 25.2% last year. When excluding the impact of adopting IFRS 16, the net debt to capitalization ratio would have been 22.2%.

With cash of $1.4 billion on hand at the end of June, 2020 and its revolving credit facility, the Company has more than $2.9 billion in readily available liquidity to pursue its profitable Build and Buy strategy.

Q3-F2020 results conference call

Management will host a conference call this morning at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialing 1-877-879-0631 (Conference ID: 1495772) or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With approximately 77,500 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. With Fiscal 2019 reported revenue of C$12.1 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Non-GAAP financial metrics used in this press release: Constant currency growth, adjusted EBIT, adjusted EBIT margin, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE, net earnings margin, net earnings excluding specific items, net earnings margin excluding specific items, and diluted EPS excluding specific items.

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on pages 3 and 4 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, external risks (such as pandemics) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favorable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). For a discussion of risks in response to the coronavirus (COVID-19) pandemic, see Pandemic Risks in section 8.1.1. of our Q3 2020 quarterly MD&A. Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled “Risk Environment” of CGI’s annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Lorne Gorber

Executive Vice-President, Investor and Public Relations

lorne.gorber@cgi.com

+1 514-841-3355